Filed by Xicor, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Xicor, Inc.
Commission File No.: 000-09653

Intersil/Xicor Roadshow March 2004

Disclaimer Comments in this presentation other than statements of historical fact may constitute "forward looking statements" that are subject to risks and uncertainties. For information identifying some of these risks and uncertainties, see Intersil and Xicor's SEC filings as updated from time to time, found at http://www.sec.gov, or see Intersil's Safe Harbor Forward Looking Statement disclaimer found at http://www.intersil.com/legal.asp. Actual results may differ materially from those projected in the "forward looking statements".

Additional Information And Where to Find It Intersil Corporation intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF XICOR, INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTERSIL, XICOR AND THE PROPOSED MERGER. In addition to the registration statement to be filed by Intersil in connection with the proposed merger, and the proxy statement/prospectus to be mailed to the shareholders of Xicor in connection with the proposed merger, each of Intersil and Xicor file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Intersil or Xicor with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Intersil or Xicor with the SEC, may also be obtained from Intersil and Xicor. In addition, investors and security holders may access copies of the documents filed with the SEC by Intersil on Intersil's website at www.intersil.com. Investors and security holders may obtain copies of the documents filed with the SEC by Xicor on Xicor's website at www.xicor.com. Intersil, Xicor and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Xicor's shareholders with respect to the transactions contemplated by the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Xicor common stock. Investors and security holders may obtain more detailed information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Designer of high performance analog mixed-signal products Year Founded: 1978 Headquarters: Milpitas, CA Annual Revenue: $55M* Key Product Families: Digitally Controlled Potentiometers (DCP) Real Time Clocks Supervisory ICs Analog Front End (AFE) Voltage References Employees: 126 Designer and manufacturer of high-performance analog ICs Year Founded: 1967 Headquarters: Milpitas, CA Annual Revenue: $600M* Key Product Families: Switching Regulators Laser Diode Drivers LCD TFT Buffers Op Amps Interface/Switches Employees: 1,600 Company Overviews * Estimated 3/10/04 based on sell-side consensus models

Transaction Summary Transaction Structure: Stock-for-stock exchange and cash component Consideration: 0.335 Intersil shares and $8.00 in cash per Xicor share Election Feature: Shareholders may select all cash, stock or a combination Accounting: Purchase Accounting FD Ownership Split: 92% Intersil / 8% Xicor Lou DiNardo: Executive VP of Standard Linear Products Closing Conditions: Xicor Shareholder Vote & Regulatory Approvals Estimated Closing Date: End Calendar Q2 2004

Strategic Rationale Enhance portfolio of general purpose standard products Add strong analog management team Complementary product lines and focus areas Products align with Intersil's current portfolio DCP market leader AFEs for flat panel displays Voltage references Leverage Intersil's channels, customers and sales force Integration Minimal customer & employee disruption Located in Milpitas Fabless

Leadership Capability Limited Capability No Presence Strengthening Competencies

Strategic Vision A Premier High Performance Analog Company... Faster revenue growth than the industry Earnings expansion (profit velocity) greater than revenue growth Significant cash generation Leadership positions in high growth markets and analog product segments for tomorrow

Intersil Overview

Prospects for Continued Growth with Attractive Margins Intersil Market Leadership # 1 in Optical Storage (Laser Diode Drivers) # 1 in Power Management (Switching Regulators) # 1 in Flat Panel Displays (Buffers) # 1 in DSL CO Line Drivers # 2 in High Performance Op Amps Many Analog opportunities emerging in new application spaces

Expanding Addressable Market Market Opportunities ($B) CD-RW Video Desktop Pwr Mgmt Standard Analog 2000 2002 DDR Memory Graphics Cards ACPI Super Combo-Drive Notebook Pwr Mgmt LCDs Combi-Drive 2001 2003 Desknote Pwr Mgmt 2004 Handhelds Battery Chargers High Performance Op Amps Wi-Fi Regulators DVD-R Broadening Portfolio to Increase Share of Our $4B SAM

Product Strategy

GPSPs

- Amplifiers
- Analog Switches
- Buffers
- Comm Interface
- Comparators
- Converters
- DC:DC PWM
- MOSFET Drivers
- Multiphase Regulators

Focus Markets

- High End Consumer
- Computing
- Communications
- Industrial

Targeted ASSPs

- Line Drivers, Transceivers, SLICs, Relays
- CPU Core, DDR, Graphics
- Laser Drivers, I:V Converters, Oscillators
- Fuel Gauge, Battery Chargers, EL Drivers
- Sync Separators, Mux, Faders

Broad Customer Base → ← Target Customer Base

12

intersil
HIGH PERFORMANCE ANALOG

Strong Growth in Multiple Markets Q4, 2003 $136M Computing Industrial Comm Consumer 0.28 0.26 0.26 0.2 Industrial Consumer Computing Comm In 2003 Intersil Again Outgrew the Analog Market (ISIL 18% versus Analog 12%) $110M Q4, 2002 Computing Industrial Comm Consumer 0.32 0.28 0.24 0.16 Industrial Consumer Computing Comm Revenue Excludes WLAN and Automotive for all periods

Industrial Computing Communications Multiple Growth Engines High End Consumer A Portfolio of Industry Leading Products Targeting Fast Growing Markets DVD Recorders LCD Displays and Plasma TVs PDAs and Digital Still Cameras Servers and Desktops Graphics Cards Notebook PCs Medical Imaging Switches Video / Multimedia Op Amps RS-485 Interface DSL and Cable Modems Smart Phones and Cell Phones Satellite Set-Top Boxes

Intersil Achieves Strong, Consistent Growth... Revenue* $M Q2'01 Q3'01 Q4'01 Q1'02 Q2'02 Q3'02 Q4'02 Q1'03 Q2'03 Q3'03 Q4'03 Q1'04 est East 99.6 95.4 98.6 101.4 109.2 107.5 110.2 113.4 125.5 130.5 136 138 *Note: Includes Elantec and excludes automotive for all periods

While Expanding Gross Margin... Note: Includes Elantec for all periods as % of Sales CY'01 CY'02 CURRENT MODEL GM 0.52 0.55 0.57 0.62 58% 62%

Summary Multiple growth drivers High performance analog profit margins Balanced product mix (ASSP vs GPSP) Declining capital needs over time Leadership positions in multiple end markets

Xicor Overview

Addressable Market > $1 Billion Xicor Key Highlights Transition to analog complete Leadership positions in standard analog DCP Analog Front End Floating Gate Technology allows for differentiated analog applications Deep management team Rapid gross margin expansion Diversified end markets

Management Team Yrs Title Background Lou DiNardo 25 CEO & President Todd Smathers 30 VP Operations Steve Bakos 15 VP Sales Davin Lee 12 VP Marketing John Sramek 25 VP Business Development Carlos Laber 24 VP Eng. Linear Products John Caruso 30 VP Eng. Signal Processing Sandeep Agarwaal 15 VP Display Products EXAR Altera Sage EXAR Over 175 Years of High Performance Analog Experience

Analog Mixed Signal - % of Total Revenues Xicor's Transition To High Performance Analog Gross Margin * CY'00 CY'01 CY'02 CY'03 CY'04E GM 0.35 0.5 0.63 0.75 0.82 Q1'02 Q2'02 Q3'02 Q4'02 Q1'03 Q2'03 Q3'03 Q4'03 GM 0.44 0.43 0.46 0.48 0.51 0.53 0.56 0.58 A Leader in High Performance Analog, Mixed-Signal Technology * Proforma: Q1, Q2, Q3 02 exclude benefit from gain on fab sale; Q3 02 excludes benefit from royalty revenue.

Communications Industrial/High Reliability Computing and Consumer 0.25 0.35 0.4 Xicor Markets High-end Consumer & Computing Communications Industrial High End Consumer Flat Panel/Digital Television DVD and CD R/W Digital Video Digital Still Camera Communications Wired/Wireless Infrastructure/Devices Industrial Avionic and Telemetry Test & Measurement Medical Electronics Military Computing Notebook PCs PDAs

Product Strategy Analog Front Ends Laser Diode Control Battery Management Converters CPU Supervisors Digital Potentiometers Hot Swap Power Sequencers Real Time Clocks Voltage References Industrial Computing Communications High End Consumer Broad Customer Base Target Customer Base Focus Markets Targeted ASSPs GPSPs

Digital Potentiometers Voltage Supervisory Real Time Clocks Voltage References Sequencing Hot Swap Xicor's General Purpose Portfolio Market Opportunities ($B) 2004 Applications Customers LCD Brightness Laser Diode Bias Power Amp Bias CPU Monitor Power Supply System Mgmt. Date/Time Stamp Event Storage System Mgmt. System Calibration Power Supply Data Conversion CPU Monitor Power Supply System Mgmt. NEC Motorola Siemens HP/Compaq NEC China Samsung China Cisco Fluke National Instruments Honeywell Cisco HP/Compaq Nortel SAM: $800 million

Xicor's ASSP Portfolio

SAM: $200 million


Analog Front End
Smart Battery
Market Opportunities ($B)
2004

Applications	Customers
• LCD Monitors • Digital Television • LCD Projectors	• NEC • Mitsubishi • Viewsonic • LG • Samsung
• Lithium Ion Safety Circuit • Lithium Ion Gas Gauge • Lithium Ion Cell Balancing	• Samsung • Motorola • Varta • Gallop Wire • Battery Technologies

25

intersil
HIGH PERFORMANCE ANALOG

..18 micron standard digital CMOS Improved Bandwidth Improved Linearity Improved Jitter Defined Path for Integration Xicor Analog Front-End 140Mhz - 275Mhz RED GREEN BLUE LCD Monitor Applications Characteristics

Summary Xicor is Very Similar and Highly Complementary to Intersil Multiple growth drivers High performance analog profit margins Strong relationships with leading partners and customers Experienced senior management team Solid business model and strong balance sheet

Value Proposition

The Combined Company High Performance Analog Leader Approaching $600 million in combined annual sales* 57% combined gross margins* 18% of sales invested in R&D* Enhanced Standard Analog Capabilities DCP leadership Analog front end Floating gate technology World Class Analog Management Team Expands Addressable Market by $1 Billion * Based on the actual CY '03 Q4 reported figures for Intersil & Xicor

Financial Highlights Anticipate no impact to CY04 earnings, accretive to CY05 earnings Estimated annual cost synergies of $8 million Purchasing R&D rationalization SG&A redundancies Accretion analysis does NOT include revenue synergies Pro Forma cash of $750 million No debt

Micrel Power Integrations Silicon Labs National Analog Devices Intersil O2Micro Semtech ICS Intersil (Model) Maxim Linear East 0.48 0.49 0.54 0.56 0.56 0.57 0.59 0.59 0.6 0.6 0.69 0.76 Gross Margin Expansion Gross Margin Percent - CY04E* Top Tier Mid-tier Lower Tier Moving to the Top Tier of the Industry * Estimated based on sell-side consensus models

Financial Model Q4'03* Model Gross Margin 57% 58-62% R&D (% of sales) 18% 17-18% SG&A (% of sales) 16% 14-15% Operating Income (% of sales) 23% 27-30% Addition of Xicor will accelerate Intersil's progress towards achieving the model * Proforma for combined companies

Combined Balance Sheet ($ in Millions) Cash & Marketable Securities* $752 Accounts Receivables $ 88 Inventory $ 87 December 2003 * Before transaction expenses and after $235 million to be paid to Xicor shareholders. Low Annual Cap-Ex Requirement Supports Positive Cash Flow Model

Integration Integration Planning Already Underway Integration committee established Identified Cost Synergies of approximately $8 million Operations rationalization Purchasing leverage Assembly and test SG&A Revenue Synergies Access to Intersil channels Cross-selling opportunities Joint development

Intersil Xicor Xicor 0 1000 Intersil 4000 0 Intersil 4000 1000 (Pre-Deal) Expansion of Served Addressable Market (Post-Deal) $1.0 Billion Expansion in Served Addressable Market Expands Intersil's SAM by $1 Billion

Summary of Benefits Strengthens general purpose standard product portfolio Adds new growth engines with attractive gross margins Expands market leadership positions Deepens Intersil's management team Accretive to CY05 earnings Potential for significant cost savings Revenue synergies through channel leverage Increases return on capital Cash of $750 million and no debt Strategic Benefits Financial Benefits